Filed Pursuant to Rule 433
Registration Statement No. 333-250869
Relating to the Preliminary Prospectus Supplement
Dated June 2, 2021
(To Prospectus dated November 23, 2020)

FINAL TERM SHEET
June 2, 2021

Arch Capital Group Ltd.
20,000,000 Depositary Shares Each Representing 1/1,000th Interest in a Share of
4.550% Non-Cumulative Preferred Shares, Series G

Issuer:	Arch Capital Group Ltd.
Security:	Depositary Shares (“Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 4.550% Non-Cumulative Preferred Shares, Series G ( “Preferred Shares”)
Security Type:	SEC Registered
Anticipated Depositary Shares Ratings (S&P / Fitch ):*	BBB (Negative Outlook) / BBB (Stable Outlook)
Size:	$500,000,000 (20,000,000 Depositary Shares)
Trade Date:	June 2, 2021
Settlement Date:**	June 11, 2021 (T+7)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25 per Depositary Share)
Dividend Payment Dates:	Holders of Preferred Shares will be entitled to receive dividend payments only when, as and if declared by the Issuer’s board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day. If declared, the first dividend payment date will be September 30, 2021. Distributions will be made in respect of Depositary Shares if and to the extent dividends are paid on the related Preferred Shares.
Dividend Rate:	4.550% per annum, only when, as and if declared

Redemption:
On and after June 11, 2026 (the “Par Call Date”), Preferred Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to $25,000 per Preferred Share (equivalent to $25 per Depositary Share), plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends; provided that the Issuer has sufficient funds in order to meet the BMA’s enhanced capital requirement (“ECR”) or the Issuer replaces the capital represented by Preferred Shares with capital having equal or better capital treatment as Preferred Shares under the ECR.
At any time prior to the Par Call Date, the Issuer may redeem all but not less than all Preferred Shares at a redemption price of $26,000 per share (equivalent to $26 per Depositary Share), plus any declared and unpaid dividends, to, but excluding, the date of redemption (without accumulation of any undeclared dividends), if the Issuer (i) submits a proposal to its holders of common shares concerning an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, de-registration or other similar transaction involving the Issuer that requires a vote of the holders of Preferred Shares, voting separately as a single class (alone or with one or more classes or series of preferred shares), or (ii) submits any proposal for any other matter that, as a result of any change in Bermuda law after June 2, 2021 (whether by enactment or official interpretation), requires a vote of the holders of Preferred Shares, voting separately as a single class (alone or with one or more classes or series of preferred shares).
At any time prior to the Par Call Date, the Issuer may redeem all or any portion of Preferred Shares, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends:
•within 90 days following the occurrence of a “capital redemption trigger date” (as defined in the Preliminary Prospectus Supplement) on which the Issuer reasonably determines that, as a result of certain specified events, a “capital disqualification event” (as defined in the Preliminary Prospectus Supplement) has occurred, at a redemption price of $25,000 per share (equivalent to $25 per Depositary Share);
•following a “tax event” (as defined in the Preliminary Prospectus Supplement) at a redemption price of $25,000 per Preferred Share (equivalent to $25 per Depositary Share); or
•within 90 days after a “rating agency event” (as defined in the Preliminary Prospectus Supplement) occurs, at a redemption price of $25,500 per Preferred Share (equivalent to $25.50 per Depositary Share).
The Issuer’s ability to redeem Preferred Shares prior to the Par Call Date in each case is subject to (1) having sufficient funds in order to meet the BMA’s ECR or replacing the capital represented by Preferred Shares with capital having equal or better capital treatment as Preferred Shares under the ECR and (2) the BMA’s (or its successor, if any) approval of such redemption. In addition, the Issuer may be limited by covenants contained in its credit facilities, by the provisions of other agreements the Issuer may enter into and by applicable regulations.

Public Offering Price:	$25.00 per Depositary Share; $500,000,000 total
Underwriting Discounts:	$0.7875 per Depositary Share for retail orders: $7,776,562.50 total; and $0.5000 per Depositary Share for institutional orders: $5,062,500.00 total
Net Proceeds to the Issuer, before expenses:	$487,160,937.50

Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to redeem all or a portion of its issued and outstanding Series E Non-Cumulative Preferred Shares (“Series E Shares”) in September 2021, and to use any remaining amounts for general corporate purposes (which may include working capital, capital expenditures and other matters in connection with the implementation of the Issuer’s business plan from time to time, other share repurchases, and funding acquisition opportunities that may become available to the Issuer from time to time). In addition, should a catastrophic or other significant event occur prior to the notice of redemption of its Series E Shares, the Issuer may, depending on factors existing at such time, elect to apply such net proceeds to replenish its capital base. Pending any such use, the Issuer intends to invest the net proceeds of the offering in accordance with its existing investment policy. This final term sheet does not constitute a notice of redemption with respect to, or an offer to purchase, any issued and outstanding preferred shares.
Expected Listing:	We have applied to list the Depositary Shares on NASDAQ under the symbol “ACGLN.” If approved for listing, trading in Depositary Shares is expected to commence within 30 days after the initial delivery.
CUSIP / ISIN of Depositary Shares:	03939A 404/US03939A4040
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers	Barclays Capital Inc. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Lloyds Securities Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** It is expected that delivery of Depositary Shares will be made against payment therefore on or about June 11, 2021 which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares on the date hereof or another day which is more than two business days prior to the date of delivery may be required, by virtue of the fact that Depositary Shares initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of Depositary Shares who wish to trade such Depositary Shares earlier than the second business day preceding settlement should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the documents the Issuer has filed with the SEC and that are incorporated by reference in such registration statement and such preliminary prospectus supplement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 1-212-834-4533 or by email at prospectus-eq_fi@jpmchase.com, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by email at prospectus@morganstanley.com, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by email at equityprospectus@rbccm.com or Wells Fargo Securities, LLC toll–free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.

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